Mail Stop 3561

      March 30, 2006


Via U.S. Mail

Jerome B. Van Orman, Jr.
Capital Auto Receivables, Inc.
200 Renaissance Center
Detroit, MI  48265

Re: 	Capital Auto Receivables, Inc.
	Amendment No. 1 to Registration Statement on Form S-3
	Filed March 15, 2006
	File Nos. 333-131476 and 01

Dear Mr. Orman:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Registration Statement on Form S-3
General
1. We note your response to prior comment 4; however, we could not locate a description of interest rate swaps in the base prospectus, outside of a few brief references to the interest rate swap.
Please
revise your base prospectus or advise.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	If you have any questions regarding these comments, you may contact Rolaine Bancroft at (202) 551-3313. If you need further assistance, you may contact me at (202) 551-3750.

							Regards,


							Sara W. Dunton
							Senior Attorney



cc:	Via Facsimile (312) 706-8192
	Elizabeth A. Raymond, Esq.
	Mayer, Brown, Rowe & Maw LLP


Jerome B. Van Orman, Jr.
Capital Auto Receivables, Inc.
March 30, 2006
Page 1